UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

PHILLIPS 66 PARTNERS LP
(Name of issuer)

Common Units Representing Limited Partner Interests
(Title of class of securities)
718549 207
(CUSIP number)
Paula A. Johnson
Vice President, General Counsel and Secretary
2331 City West Boulevard
Houston, Texas 77042
(855) 283-9237
(Name, address and telephone number of person authorized to receive notices and communications)
October 26, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 2 of 8

1.	Name of Reporting Person: PHILLIPS 66
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 74.3%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 3 of 8

1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 74.3%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 4 of 8

1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐ N/A
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 168,062,536
	9.	Sole dispositive power 0
	10.	Shared dispositive power 168,062,536
11.	Aggregate amount beneficially owned by each reporting person 168,062,536
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐ N/A
13.	Percent of class represented by amount in Row 11 73.6%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 5 of 8

Explanatory Note: This Amendment No. 9 (this “Amendment”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in Phillips 66 Partners LP (the “Issuer”) filed by Phillips 66 (“PSX”), Phillips 66 Company (“P66 Company”) and Phillips 66 Project Development Inc. (“P66 PDI” and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, Amendment No. 4 dated May 10, 2016, Amendment No. 5 dated October 14, 2016, Amendment No. 6 dated October 6, 2017, Amendment No. 7 dated August 1, 2019 and Amendment No. 8 dated February 24, 2021 (as amended, the “Initial Statement”). Only those items of the Initial Statement that are being amended hereby are included herein.
Item 2.    Identity and Background.
Item 2 of the Initial Statement is hereby supplemented as follows:
The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 of the Initial Statement is hereby amended and supplemented as follows:
Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist of newly issued shares of PSX Common Stock (as defined below) as described in Item 4.
Item 4.    Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended and supplemented as follows:
Merger Agreement
On October 26, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with PSX, P66 Company, P66 PDI, Phoenix Sub LLC, a Delaware limited liability company and jointly owned subsidiary of P66 Company and P66 PDI (“Merger Sub”), and Phillips 66 Partners GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of PSX (the “Merger”).
Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding Common Unit other than Common Units owned by PSX and its subsidiaries, including P66 Company and P66 PDI (each, a “Public Common Unit”), will be converted into the right to receive 0.500 shares of common stock, par value $0.01 per share, of PSX (the “PSX Common Stock” and the shares of PSX Common Stock to be issued in the Merger, the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Issuer and (ii) the Common Units owned by PSX and its subsidiaries, including P66 Company and P66 PDI, shall not be cancelled, shall not be converted into the Merger Consideration and shall remain outstanding following the Merger as a non-economic general partner interest in the Issuer and as Common Units, respectively.
The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.
Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by a majority of the outstanding Common Units and Series A Preferred Units (as defined in the Third A&R Partnership Agreement), voting together as a single class on an as converted basis, which was received on October 26, 2021 in the Written Consent (as defined below); (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 relating to the shares of PSX Common Stock to be issued

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 6 of 8

as Merger Consideration; (iv) approval for listing on the New York Stock Exchange of the shares of PSX Common Stock to be issued as Merger Consideration; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of each party; and (vi) compliance by each party in all material respects with its covenants.
The Merger Agreement provides for certain termination rights for both PSX and the Issuer, including in the event that (i) the parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by April 26, 2022 or (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, (i) the Issuer will be obligated to reimburse PSX for its expenses and (ii) PSX will be obligated to reimburse the Issuer for its expenses, in each case, in an amount not to exceed $4.5 million.
The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 1 to this Amendment and incorporated by reference into this Item 4.
Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership
On October 26, 2021, in connection with the Merger, the Issuer executed and delivered Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of the Issuer (as amended, the “Third A&R Partnership Agreement” and Amendment No. 1 related thereto, the “LPA Amendment”). Among other things, the LPA Amendment provides for the automatic conversion of all Outstanding Series A Preferred Units (as defined in the Third A&R Partnership Agreement) upon the occurrence of a Partnership Rollup Event (as defined in the Third A&R Partnership Agreement) that does not constitute a Series A Cash Change of Control (as defined in the Third A&R Partnership Agreement).
The foregoing summary of the LPA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the LPA Agreement, a copy of which is filed as Exhibit 2 to this Amendment and incorporated by reference into this Item 4.
Concurrently with the execution of the Merger Agreement and the LPA Amendment, P66 PDI, which as of October 26, 2021, the record date (the “Record Date”) set by the GP Board for determining the limited partners of the Issuer entitled to execute and deliver written consent approving the Merger Agreement and the transactions contemplated thereby, including the Merger, held 169,760,137 Common Units (the “Covered Units”), representing approximately 74.34% of the outstanding Common Units, delivered its written consent with respect to all of the Covered Units approving the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”). The Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, without the receipt of consent or approval from any other holder of Common Units. In addition to the Written Consent, the approval of the LPA Amendment required at least two-thirds of the Outstanding Series A Preferred Units, which was received on October 26, 2021.
Dividend and Assignment Agreement
On October 26, 2021, in connection with the Merger and prior to the execution of the Merger Agreement, P66 Company and P66 PDI entered into a Dividend and Assignment Agreement (the “Dividend Agreement”). Among other things, the Dividend Agreement provides for the dividend of 1,697,601 Common Units, representing a number of Common Units equal to 1% of the Common Units held by P66 PDI at such time, to P66 Company.
The foregoing summary of the Dividend Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Dividend Agreement, a copy of which is filed as Exhibit 3 to this Amendment and incorporated by reference into this Item 4.
251Item 5.    Interests in Securities of the Issuer.
Item 5 of the Initial Statement is amended and supplemented as follows:

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 7 of 8

(a) Following consummation of the transactions contemplated in the Dividend Agreement, P66 PDI beneficially owns 168,062,536 Common Units, representing approximately 73.60% of the Issuer’s outstanding Common Units and P66 Company beneficially owns 1,697,601 Common Units, representing approximately 0.74% of the Issuer’s outstanding Common Units. The percentage of Common Units owned by P66 PDI and P66 Company is based upon 228,340,146 Common Units outstanding as of October 25, 2021, based on information provided by the Issuer. P66 Company owns all of the common stock of P66 PDI and PSX owns all of the common stock of P66 Company. Accordingly, P66 Company may be deemed to share beneficial ownership of the Common Units held by P66 PDI and PSX may be deemed to share beneficial ownership of the Common Units held by P66 Company and P66 PDI.
(b) The information contained in Item 5(a) is incorporated by reference into this Item 5(b).
(c) The information contained in Item 3, Item 4 and Item 5(a) is incorporated by reference into this Item 5(c). Other than the foregoing, during the past 60 days none of the Reporting Persons or the Related Persons has effected any transactions in the Common Units.
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Initial Statement is amended and supplemented as follows:
The information provided or incorporated by reference into Item 4 of this Amendment is hereby incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Initial Statement is amended and supplemented to add the following exhibits:

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of October 26, 2021, by and among Phillips 66, Phillips 66 Company, Phillips 66 Project Development Inc., Phoenix Sub LLC, Phillips 66 Partners LP, and Phillips 66 Partners GP LLC

2	Amendment No. 1 to the Third Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP, dated as of October 26, 2021
3	Dividend and Assignment Agreement, dated as of October 26, 2021, by and among Phillips 66 Company and Phillips 66 Project Development Inc.
4	Joint Filing Agreement

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 8 of 8

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2021	PHILLIPS 66 By: /s/ Paula A. Johnson
Name: Paula A. Johnson Title: Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary
Dated: October 27, 2021	PHILLIPS 66 COMPANY By: /s/ Paula A. Johnson
Name: Paula A. Johnson Title: Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary
Dated: October 27, 2021	PHILLIPS 66 PROJECT DEVELOPMENT INC. By: /s/ Paula A. Johnson
Name: Paula A. Johnson Title: Vice President

Exhibit 1
Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
Greg C. Garland	Chairman of the Board, Chief Executive Officer and President of Phillips 66	U.S.
Gary K. Adams	Director, Phillips 66	U.S.
Julie L. Bushman	Director, Phillips 66	U.S.
Denise R. Cade	Senior Vice President, General Counsel and Corporate Secretary, IDEX Corporation	U.S.
Lisa Ann Davis	Director, Phillips 66	U.S.
Charles M. Holley	Director, Phillips 66	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Denise L. Ramos	Director, Phillips 66	U.S.
Douglas T. Terreson	Director, Phillips 66	U.S.
Glenn F. Tilton	Director, Phillips 66	U.S.
Marna C. Whittington	Director, Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and Chief Executive Officer	U.S.
Mark E. Lashier	President and Chief Operating Officer	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and Chief Financial Officer	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
J. Scott Pruitt	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Judith A. Vincent	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and Chief Executive Officer	U.S.
Mark E. Lashier	President and Chief Operating Officer	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and Chief Financial Officer	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
J. Scott Pruitt	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Judith A. Vincent	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Timothy D. Roberts	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Brian M. Mandell	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
Graham N. Fisher	Vice President	U.S.
Benjamin Hur	Vice President	U.S.
Michael J. Wirkowski	Vice President	U.S.
J. Scott Pruitt	Vice President	U.S.
Judith A. Vincent	Vice President and Treasurer	U.S.
Heather B. Crowder	Vice President and General Tax Officer	U.S.
Julie P. Pradel	Vice President and Secretary	U.S.